Exhibit 99.1

BAYTEX REPORTS SHAREHOLDER MEETING RESULTS

CALGARY, ALBERTA (May 9, 2024) – Baytex Energy Corp. (TSX:BTE) (NYSE:BTE) reports that all matters presented for approval at the annual meeting of shareholders held today were approved. A total of 316,924,889 common shares being 38.56% of Baytex’s issued and outstanding shares were represented at the meeting.

At the meeting, all of the nominees proposed as directors were duly elected. Results of the vote are set out below:

	Votes For
Name of Nominee	#	%
Mark R. Bly	279,175,060	98.39
Tiffany Thom Cepak	273,499,104	96.39
Trudy M. Curran	278,993,834	98.33
Eric T. Greager	278,765,125	98.25
Don G. Hrap	278,585,230	98.18
Angela S. Lekatsas	279,042,769	98.34
Jennifer A. Maki	279,927,045	98.65
David L. Pearce	280,357,997	98.81
Steve D.L. Reynish	279,707,133	98.58
Jeffrey E. Wojahn	279,644,700	98.56

KPMG LLP was appointed as Baytex’s auditor until the next annual meeting of its shareholders, and the directors were authorized to fix their remuneration. The result of the vote is as follows:

Votes For
#	%
313,156,602	98.81

A non-binding advisory resolution with respect to Baytex’s approach to executive compensation was approved. The result of the vote is as follows:

Votes For
#	%
273,467,333	96.38

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets & Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com